Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HomeStreet, Inc.:

We consent to the use of our report dated March 29, 2012, with respect to the consolidated statements of financial condition of HomeStreet Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our audit report dated March 29, 2012 refers to the Company’s election to carry mortgage servicing rights related to single family loans at fair value, and to carry single family residential mortgage loans held for sale using the fair value option.

(signed) KPMG LLP

Seattle, Washington

June 14, 2012